Aquagga
Balance Sheet
As of December 31, 2023

	Dec 31, 23	Dec 31, 22
ASSETS		
Current Assets		
Checking/Savings	341,144.92	134,253.67
Accounts Receivable	108,066.62	75,290.37
Other Current Assets	5,558.63	0.00
Total Current Assets	454,770.17	209,544.04
Fixed Assets		
Furniture & Office Equipment	3,923.83	3,923.83
Laboratory	234,649.62	78,701.93
Total Fixed Assets	238,573.45	82,625.76
Other Assets	1,000.00	1,000.00
TOTAL ASSETS	**694,343.62**	**293,169.80**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	122,370.41	7,810.84
Credit Cards	16,913.30	6,539.48
Other Current Liabilities	-251.47	0.00
Total Current Liabilities	139,032.24	14,350.32
Long Term Liabilities		
2700 Loans Payable		
2701 SBA Loan 063020-1	7,111.00	7,603.00
Craft3 Loan	88,540.83	100,000.00
Total 2700 Loans Payable	95,651.83	107,603.00
Total Long Term Liabilities	95,651.83	107,603.00
Total Liabilities	234,684.07	121,953.32
Equity		
3160 Paid in Capital	46,357.21	40,591.05
3300 - SAFE Investments	1,113,493.32	615,000.00
3400- Common Stock	293.94	286.20
Retained Earnings	-484,660.77	-118,135.17
Net Income	-215,824.15	-366,525.60
Total Equity	459,659.55	171,216.48
TOTAL LIABILITIES & EQUITY	**694,343.62**	**293,169.80**

Aquagga
Profit & Loss
January through December 2023

	Jan - Dec 23	Jan - Dec 22
Income		
Customer R&D Income	149,986.16	81,429.27
Grant Income	2,180,898.71	496,307.02
Other Income	10,256.75	3,913.02
Total Income	2,341,141.62	581,649.31
Gross Profit	2,341,141.62	581,649.31
Expense		
Consultants	80,916.78	41,176.84
Equipment Maintenance & Repairs	2,087.34	0.00
Facilities	94,280.62	46,058.93
Fringe Benefits	154,736.40	69,226.12
G&A	371,920.94	100,699.77
Insurance	10,360.69	8,371.08
Lab Supplies	267,818.91	8,914.94
Legal - IP & Licenses	60,447.59	15,799.00
Legal - Professional Fees	25,290.50	33,299.40
Outside Studies	299,264.15	95,181.71
Payroll	1,074,505.69	496,223.29
Recruiting/Relocation	31,338.93	700.93
Suspense	0.00	0.00
Travel	83,997.23	32,522.90
Total Expense	2,556,965.77	948,174.91
Net Income	**-215,824.15**	**-366,525.60**